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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HEARTLAND PAYMENT SYSTEMS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
42235N108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42235N108

1	NAMES OF REPORTING PERSONS ROBERT O. CARR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,021,000 (includes an option to purchase 125,000 shares of common stock)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,021,000 (includes an option to purchase 125,000 shares of common stock)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,021,000 (includes an option to purchase 125,000 shares of common stock)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.0%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	42235N108

1	NAMES OF REPORTING PERSONS JILL A. CARR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,021,000 (includes an option to purchase 125,000 shares of common stock)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,021,000 (includes an option to purchase 125,000 shares of common stock)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,021,000 (includes an option to purchase 125,000 shares of common stock)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.0%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	42235N108

1	NAMES OF REPORTING PERSONS THE ROBERT O. CARR 2001 CHARITABLE REMAINDER UNITRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEW JERSEY

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		400,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		400,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.1%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	42235N108

1	NAMES OF REPORTING PERSONS THE ROBERT O. CARR 2000 IRREVOCABLE TRUST FOR EMILY CARR

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEW JERSEY

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		443,501

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		443,501

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	443,501

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.2%

12	TYPE OF REPORTING PERSON

	OO

Item 1
(a)	Name of Issuer:

HEARTLAND PAYMENT SYSTEMS, INC. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

90 Nassau Street, Princeton, NJ 08542
Item 2
(a)	Name of Person Filing:

This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. The persons filing this Amendment No. 3 to the Schedule 13G (the “Schedule 13G”) are as follows:

i.	Robert O. Carr

ii.	Jill A. Carr

iii.	The Robert O. Carr 2001 Charitable Remainder Unitrust

iv.	The Robert O. Carr 2000 Irrevocable Trust for Emily Carr (1)
(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of all filing persons identified in this Schedule 13G is:

c/o Heartland Payment Systems, Inc., 90 Nassau Street, Princeton, NJ 08542, Attention: Robert O. Carr.

(c)	Citizenship:

Each of Robert O. Carr and Jill A. Carr is a citizen of the United States.

Both of the Trusts are organized under the laws of the State of New Jersey.

(d)	Title of Class of Securities:

Common stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number:

42235N108
Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

[1]	Both of the entities named in (iii) and (iv) of Item 2(a) above are referred to herein collectively, as the “Trusts.”

(e)	☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
(i)	Robert O. Carr: 6,021,000 (2)

(ii)	Jill A. Carr: 6,021,000 (2)

(iii)	The Robert O. Carr 2001 Charitable Remainder Unitrust: 400,000

(iv)	The Robert O. Carr 2000 Irrevocable Trust for Emily Carr: 443,501
(b)	Percent of class: (3)
(i)	Robert O. Carr: 16.0%

(ii)	Jill A. Carr: 16.0%

(iii)	The Robert O. Carr 2001 Charitable Remainder Unitrust: 1.1%

(iv)	The Robert O. Carr 2000 Irrevocable Trust for Emily Carr: 1.2%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
1)	Robert O. Carr: 0

2)	Jill A. Carr: 0

3)	The Robert O. Carr 2001 Charitable Remainder Unitrust: 0

4)	The Robert O. Carr 2000 Irrevocable Trust for Emily Carr: 0

[2]
Robert O. Carr and/or Jill A. Carr may be deemed to be the beneficial owners of: 400,000 shares of the Issuer’s Common Stock held by The Robert O. Carr 2001 Charitable Remainder Unitrust and 443,501 shares of the Issuer’s Common Stock held by The Robert O. Carr 2000 Irrevocable Trust for Emily Carr. Robert O. Carr and Jill A. Carr disclaim beneficial ownership of these securities, and this report shall not be deemed an admission that they are the beneficial owner of such securities. Robert O. Carr’s and Jill A. Carr’s holdings also include an fully vested option to purchase 125,000 shares of the Issuer’s Common Stock.

[3]
All percentages herein are based on 37,633,875 shares of the Issuer’s Common Stock reported to be outstanding as of November 3, 2008, as reported on Form 10-Q filed with the SEC by the Issuer for the quarter ended September 30, 2008.

(ii)	Shared power to vote or to direct the vote
1)	Robert O. Carr: 6,021,000
2)	Jill A. Carr: 6,021,000

3)	The Robert O. Carr 2001 Charitable Remainder Unitrust: 400,000

4)	The Robert O. Carr 2000 Irrevocable Trust for Emily Carr: 443,501
(iii)	Sole power to dispose or to direct the disposition of
1)	Robert O. Carr: 0

2)	Jill A. Carr: 0

3)	The Robert O. Carr 2001 Charitable Remainder Unitrust: 0

4)	The Robert O. Carr 2000 Irrevocable Trust for Emily Carr: 0
(iv)	Shared power to dispose or to direct the disposition of
1)	Robert O. Carr: 6,021,000

2)	Jill A. Carr: 6,021,000

3)	The Robert O. Carr 2001 Charitable Remainder Unitrust: 400,000

4)	The Robert O. Carr 2000 Irrevocable Trust for Emily Carr: 443,501
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: February 17, 2009

/s/ Robert O. Carr

Robert O. Carr

/s/ Jill A. Carr

Jill A. Carr

The Robert O. Carr 2001 Charitable Remainder Unitrust

By:	/s/ Frederick A. Nicoll

Name:	Frederick A. Nicoll
Title:	Trustee

The Robert O. Carr 2000 Irrevocable Trust for Emily Carr

By:	/s/ Marc J. Ostro

Name:	Marc J. Ostro
Title:	Trustee